David S. Stone
Attorney at Law

Tel 312.269.8411
Fax 312.269.1747
dstone@ngelaw.com
September 6, 2007

BY EDGAR

Ellie Quarles
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
One Station Place
Washington, D.C. 20549

Re:	Covanta Holding Corporation
Definitive 14A
File No. 01-06732
Comment Letter Dated August 21, 2007
Dear Ms. Quarles:
     This letter will confirm that, pursuant to our discussion on September 5, 2007, you have agreed to extend the time for Covanta Holding Corporation (the “Company”) to respond to the comment letter dated August 21, 2007 for a period of two weeks following the initial response date of September 21, 2007. The Company will respond on or before the revised due date of October 5, 2007.

Sincerely,
/s/ David S. Stone

cc:	Anthony J. Orlando
Timothy J. Simpson